UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

American Apparel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
888 Seventh Avenue
New York, New York 10019
Tel.: (212) 314-1900

Copy to:

Janet Dunlop
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
Tel.: +44 20 7201 2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 2 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 3 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 4 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 5 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 6 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 7 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 8 of 15 Pages

 CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Neil Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 9 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

Page 10 of 15 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons, as previously amended by Amendment No. 1 on February 23, 2011, Amendment No. 2 on March 28, 2011 and Amendment No. 3 on April 28, 2011 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following before the last two paragraphs of Item 4:

On July 7, 2011, the Issuer issued and granted to Lion/Hollywood L.L.C. (“Lion/Hollywood”) a new warrant, substantially in the form of the Lion Warrant, to purchase at an initial exercise price of $1.00 1,445,382 shares of Common Stock (the “Third New Lion Warrant”).

On July 12, 2011, the Issuer issued and granted to Lion/Hollywood a new warrant, substantially in the form of the Lion Warrant, to purchase at an initial exercise price of $1.00 337,733 shares of Common Stock (the “Fourth New Lion Warrant”).

On March 13, 2012, the parties to the Lion Credit Agreement entered into the Seventh Amendment to the Lion Credit Agreement (the “Seventh Lion Amendment”) to the Credit Agreement, dated as of March 13, 2009 (as amended, modified and/or waived, the “Lion Credit Agreement”), with Wilmington Trust FSB, as administrative agent and as collateral agent, Lion Capital (Americas) Inc., as a lender, Lion/Hollywood, as a lender, and the other lenders party thereto.

In connection with, and as a condition of entering into the Seventh Lion Amendment, on March 13, 2012, the Issuer and Lion/Hollywood entered into a third amendment (“Lion Warrant Amendment No. 3”) to Lion/Hollywood’s existing warrant issued March 13, 2009 (as amended, the “Original Lion Warrant”), a second amendment (“First New Lion Warrant Amendment No. 2”) to Lion/Hollywood’s existing warrant issued March 24, 2011 (as amended, the “First New Lion Warrant”), an amendment (“Second New Lion Warrant Amendment No. 1”) to Lion/Hollywood’s existing warrant issued April 26, 2011 (the “Second New Lion Warrant”), an amendment (“Third New Lion Warrant Amendment No. 1”) to the Third New Lion Warrant, and an amendment (the “Fourth New Lion Warrant Amendment No. 1”) to the Fourth New Lion Warrant (the Original Lion Warrant, the First New Lion Warrant, the Second New Lion Warrant, the Third New Lion Warrant and the Fourth New Lion Warrant, as amended from time to time, collectively, the “Lion Warrants”).

The Lion Warrant Amendment No. 3, the First New Lion Warrant Amendment No. 2, the Second New Lion Warrant Amendment No. 1, the Third New Lion Warrant Amendment No. 1, the Fourth New Lion Warrant Amendment No. 1 (collectively, the “Lion Warrant Amendments”) extend the expiration date of the Lion Warrants from February 18, 2018 to February 18, 2022.  The Lion Warrants are further amended by the Lion Warrant Amendments such that in the event the Issuer, during the period from March 31, 2012 through and including December 31, 2015, permits Consolidated EBITDA for any twelve consecutive fiscal month period to be less than the amount set forth in Schedule A of the Lion Warrant Amendments (the occurrence of such event, a “Warrant Covenant Violation”), the Warrant Price automatically reduces by an amount equal to $0.25.  The effectiveness of the price reduction contemplated by the Lion Warrant Amendments is subject to approval by the Issuer’s stockholders, if required.  Pursuant to a Voting Agreement entered into on March 13, 2012 (the “Charney Voting Agreement”), Mr. Charney has agreed with Lion/Hollywood to vote his shares of Common Stock in favor of approval of the price reduction, if required.  If any Lion Warrant is exercised after a Warrant Covenant Violation, but prior to the effectiveness of the price reduction contemplated by the Lion Warrant Amendments, the Issuer has agreed to pay to Lion/Hollywood, upon such exercise, cash in an amount equal to $0.25 per share of Common Stock in respect of which the Lion Warrants are exercised.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Third New Lion Warrant, the Fourth New Lion Warrant, the Lion Warrant Amendments and the Charney Voting Agreement, which are filed herewith as Exhibits 16, 17, 18, 19, 20, 21, 22 and 23 respectively, and incorporated herein by this reference.

Page 11 of 15 Pages

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following disclosure assumes that there are 105,645,696 shares of Common Stock outstanding as of March 1, 2012, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the annual period ending December 31, 2011 and filed on March 14, 2012.

(b) Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 21,606,025 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrants.  On an as-converted basis, the full 21,606,025 shares of Common Stock issuable upon exercise of the Lion Warrants would, as of March 13, 2012, constitute approximately 17.0% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 67,411,891 shares of Common Stock, or 53.0% of the Issuer’s total number of shares of Common Stock outstanding as of March 13, 2012 (after giving effect to the issuance of the full 21,606,025 shares of Common Stock issuable upon exercise of the Lion Warrants), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Schedule 13D Amendment No. 7 filing made by Mr. Charney on July 11, 2011.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCFIIB and LCFIISBS may be deemed to beneficially any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

Page 12 of 15 Pages

As the founding and designated members of Lion Capital, Messrs. Lea, Richardson and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea, Richardson and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea, Richardson or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea, Richardson and Darwent therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 4 and 5 with respect to the Third New Lion Warrant, the Fourth New Lion Warrant, the Lion Warrant Amendments and the Charney Voting Agreement are incorporated into this Item 6 by this reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

16.	Third New Lion Warrant (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on July 13, 2012)

17.	Fourth New Lion Warrant (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on July 13, 2012)

18.	Lion Warrant Amendment No. 3 (filed herewith)

19.	First New Lion Warrant Amendment No. 2 (filed herewith)

20.	Second New Lion Warrant Amendment No. 1 (filed herewith)

21.	Third New Lion Warrant Amendment No. 1 (filed herewith)

22.	Fourth New Lion Warrant Amendment No. 1 (filed herewith)

23.	Charney Voting Agreement (filed herewith)

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 15, 2012

LION/HOLLYWOOD L.L.C.

By:      /s/ Jacob Capps
Name: Jacob Capps
Title:   President

LION CAPITAL FUND II, L.P.

By:      Lion Capital LLP,
its Manager

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

LION CAPITAL FUND II B, L.P.

By:      Lion Capital LLP,
its Manager

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.

By:      Lion Capital LLP,
its Manager

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

LION CAPITAL GENERAL PARTNER II LLP

By:      Lion Capital LLP,
its Manager

By:      /s/ Janet Dunlop
    Name: Janet Dunlop
Title:   Attorney-in-Fact

Page 14 of 15 Pages

LION CAPITAL LLP

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

LYNDON LEA

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

NEIL RICHARDSON

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

ROBERT DARWENT

By:      /s/ Janet Dunlop
Name: Janet Dunlop
Title:   Attorney-in-Fact

Page 15 of 15 Pages